Exhibit 12

TOYS “R” US, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

for the Five Years Ended January 31, 2004

(Unaudited)

(In millions, except ratio data)

	Fiscal Year Ended
	Jan. 31, 2004	Feb. 1, 2003	Feb. 2, 2002	Feb. 3, 2001	Jan. 29, 2000
Ratio of Earnings to Fixed Charges:

Earnings:
Earnings before income taxes	$138	$361	$91	$637	$439
Fixed charges	289	258	253	275	269
Interest capitalized during period	—	(1)	(4)	(3)	(2)
Share of pre-tax income from investment in Toys – Japan	(32)	(30)	(29)	(31)	—
Minority interest	(8)	(14)	(22)	(52)	10

Earnings before income taxes and fixed charges	$387	$574	$289	$826	$716

Fixed Charges:
Interest expensed and capitalized	$135	$114	$121	$130	$93
Amortization of debt issuance costs	7	7	5	3	5
Interest portion of rental expense	147	137	127	142	171

Total fixed charges	$289	$258	$253	$275	$269

Ratio of earnings to fixed charges	1.34	2.23	1.14	3.00	2.66